Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is transcript of a podcast interview from Craig Wood, Chief Executive Officer of Vast Solar Pty Ltd (“Vast Solar”) on or around March 20, 2023 regarding Vast Solar’s proposed business combination with Nabors Energy Transition Corp.

Factor This! Podcast Interview Transcript

Craig Wood, CEO – Vast Solar

00;00;06;08 - 00;00;19;00

Craig Wood

Am I excited? Yes, I am. Because there's a massive need for what we do. Is it going to be hard? Absolutely. It's been ridiculously hard so far and we don't expect it to be easy. But we've got to get on with it if we’re going to actually decarbonize these hard-to-abate sectors.

00;00;20;05 - 00;00;43;24

John Engel

Concentrated solar power has had a rough go in the U.S., but that's not because it's a poor resource. Using mirrors and towers, CSP can cleanly generate electricity, provide long-duration thermal energy storage and decarbonize heavy industry by producing heat. Still, solar PV deployment in the US dwarfs installed CSP capacity 113 gigawatts to two. Why hasn't it caught on here?

00;00;44;00 - 00;01;07;22

John Engel

I'm John Engel, Content Director for Renewable Energy World. This week on Factor This!, we’re bringing you something a little different. I'm joined by Craig Wood, CEO of the Australian next-gen CSP company Vast, which thinks it can change CSPs fortunes in the U.S. Vast is planning to list on the New York Stock Exchange at a valuation of more than a half billion dollars to deploy its next-gen CSP technology.

00;01;08;01 - 00;01;31;06

John Engel

Wood breaks down CSP's less than sunny history. Why It's getting a fresh look and its role in the energy transition. That's all next on Factor This! from Renewable Energy World. Well Craig Wood, thanks for joining the Factor This! podcast. Nice to see you.

00;01;31;07 - 00;01;33;11

Craig Wood

Thanks very much for having me on, John. Great to see you, too.

00;01;33;12 - 00;01;58;01

John Engel

Well, since I started this podcast, it's been almost a year, coming up next month. I've been looking for an opportunity to take this deep dive into concentrated solar power for a number of reasons, but just haven't found the opportunity. You know, even though CSP has had that rocky past here in the U.S., there is a subtle undercurrent of interest here with the Department of Energy investing, you know, millions of dollars to research and companies like yours taking a fresh look at the technology.

00;01;58;02 - 00;02;07;26

John Engel

So I think it's a great, great time to be having this conversation. Craig, can you start off by telling us a little bit about yourself and how you ended up in this world of next-gen CSP before we get to the tech?

00;02;07;27 - 00;02;28;28

Craig Wood

Yeah, sure, John. So look, I started out life as a mechanical engineer. You might have a tell from my accent that my original training was in Australia. Subsequent to finishing college, first go around I ended up studying a little more in the US. Sorry in the UK, I should say, and then used that opportunity to transition into a brief banking career with a firm called Lehman Brothers that you might have heard of.

00;02;29;01 - 00;02;33;12

Craig Wood

I left there before all of the excitement and actually moved back to Australia and spent about….

00;02;33;13 - 00;02;35;24

John Engel

It’s a good disclaimer to prime the conversation.

00;02;36;29 - 00;02;57;05

Craig Wood

I spent about spend about a decade in private equity back here in Australia before moving into executive roles. I left the private equity firm I was working with to go fix up a dairy business that we bought and then through various connections was introduced to Vast Solar about seven and a half years ago. And I've been the CEO of that business ever since.

00;02;57;08 - 00;03;18;18

John Engel

And so we'll get into more of that unique approach that Vast is taking to CSP in just a minute and the New York Stock Exchange listing that you guys are working on and what you think about the US market. But can you give us an overview of the evolution of CSP, just to lay some foundation here on kind of these multiple stages that we've gone through, not just in the U.S. but globally, and where that kind of puts us in position today?

00;03;18;21 - 00;03;50;09

Craig Wood

Sure. So look, at its core, what you're doing with CSP is you're using mirrors to concentrate and capture the sun's energy in the form of heat. And then in most CSP systems, you take that heat and you store it in what amounts to a giant thermal battery. And that's really important because it gives you dispatchability, so that whenever you need the energy, either in the form of process heat, which is extremely efficient or in the form of electricity, which is less efficient, you've got that ability to provide it when you need it.

00;03;50;21 - 00;04;18;13

Craig Wood

The technology itself, CSP broadly, has been through a number of iterations as it's matured. So most of those iterations really depend on the configuration of the mirrors that we use to capture the solar energy. The most popular and widely deployed technology at the moment is called parabolic trough technology, as the name suggests. It uses a series of linear collectors that are shaped like a parabola, and they focus the sun's energy onto a line.

00;04;18;27 - 00;04;50;10

Craig Wood

And that line has at its focal point a solar receiver that's full of thermal oil. The thermal oil systems, that I’ve said, are the most widely deployed. The thermal oil does have limitations though, it can only go up to that 400 Celsius. And so by the time that you've taken that energy at 400 Celsius, pass it into the storage medium, which is typically molten salt, and then use that heat ultimately to create steam to spin an electric turbine, you end up with a power cycle that's operating at between 330, 350 Celsius, and that's a relatively inefficient power cycle.

00;04;50;12 - 00;05;18;24

Craig Wood

So the big limitation with the trough systems, you know, there's six and a half gigawatts of them globally. But the big challenge with them is just that the energy is too expensive because of that power cycle limitation. So we call that generation one technology. As I said, it's bankable. It's widely deployed. Now, a significant proportion, for example, of Spain's overnight energy comes from parabolic trough systems, but they're just expensive and that's why I think they’re limited in their deployment. Generation two technology they’re called central tower systems.

00;05;18;24 - 00;05;46;29

Craig Wood

As the name suggests, it's one great big central tower, typically about 750 feet tall. And around that tower, there's then a whole series of what are called heliostats, which are basically curved mirrors that focus the sun and they track the sun in two directions, azimuth and elevation. Those systems, are CSP version two and are now reasonably widely deployed. There are several examples in the U.S., Morocco, and the most recent ones turned on in Dubai, Chile and China.

00;05;46;29 - 00;06;06;13

Craig Wood

So there's numerous examples of these systems all around the world. The advantage of the system, of the central tower system, is that it uses molten salt both as the storage medium but also as the medium that collects the heat. So they pump the salt up the tower too, and make it hot using that the concentrated sunlight. Theoretically, that gives you a couple of big advantages.

00;06;06;13 - 00;06;28;24

Craig Wood

Number one, it allows you to go to the high temperatures because the salt can operate up to 600 Celsius, which means that by the time it's burning through storage and then turned into a power cycle, you can run a steam turbine at 538 Celsius, which is the normal steam turbine operating temperature. The other advantage, theoretically, is that you've got only two fluids, salt and steam, instead of three.

00;06;28;24 - 00;06;53;06

Craig Wood

So there's an argument that it could be cheaper. In practice, those systems have had some really quite significant challenges. Ultimately, there's a sort of technical challenge and then there's a scale driven economic challenge as well. In terms of the technical challenge, the issue has been the thermal control. So, the ability of the system to absorb transients, normal people call them clouds.

00;06;53;06 - 00;07;16;13

Craig Wood

But if you're a CSP person, you call them transients. The ability of those systems to absorb the changes in the solar flux that are really quite significant, it's really not been adequate. And what that has meant is that you've got fluctuations in the salt temperature that are heating the downstream equipment and causing failures. So, that's been the major challenge that, that technology is faced.

00;07;16;13 - 00;07;37;27

Craig Wood

Even if that technology challenge is overcome, there's still a fundamental scale limitation. And that's because in simple terms, you've got a tower that’s 750 feet tall and you've got a mirror that's up to a mile away from the base of the tower. And it just doesn't make sense to put the next mirror a mile and a bit away because you don't make the amount of energy back that it costs you to install that mirror.

00;07;37;27 - 00;07;58;20

Craig Wood

So there's a fundamental scale limitation. By contrast, modular systems such as parabolic trough have an ability to simply stack more and more and more glass around a central power block, and then they use a fluid. In the case of the central towers, sorry, the case of parabolic troughs, I should say, the thermal oil, they move that they use that fluid to move the energy to the central power block.

00;07;58;20 - 00;08;03;15

Craig Wood

And so you can build much bigger plants. And in CSP, that's how you drive the cost down.

00;08;03;15 - 00;08;09;02

John Engel

But in the parabolic troughs, you're dealing with the lower temperatures, right? So that's the disadvantage there? Correct.

00;08;09;02 - 00;08;28;14

Craig Wood

So if you go and look at parabolic trough systems, again, using that Dubai plant as an example, there's one central tower that's been built, which is a 100 megawatt turbine, but there are three parabolic trough systems that have been built around that that tower. And those systems are 200 megawatt turbines. That just gives you a sense as to the scalability that modularity delivers.

00;08;28;20 - 00;08;47;22

John Engel

And I think when a lot of people not connected to CSP at all, picture those the tall tower that you're describing, the 750 foot tower, how does that compare to the global capacity? Like what's the split between the towers and the heliostats versus the parabolic troughs? Do you happen to know how that shakes out?

00;08;48;02 - 00;09;10;02

Craig Wood

I'll give you a sense of it. There's probably 500 megawatts to a gigawatt of central tower installations around the world, ex-China, and there's six and a half gigawatts of parabolic trough systems. What's happened over time? The troughs were all the vogue about 15 years ago. The last ten years or so, people have been working on the central tower systems.

00;09;10;04 - 00;09;17;17

Craig Wood

And so it's kind of a technology shift that's happened albeit the towers do have those limitations I talked about.

00;09;17;18 - 00;09;38;07

John Engel

So again, before we get into the technology that you're working on, because I think it is super interesting and why you are targeting the US and wanting to list on a public market exchange here. That's all super interesting. Let's talk about how we got here in the evolution of the US market, because I know this is successful in a lot of global markets, but it's had a tougher go in the U.S.

00;09;38;09 - 00;09;54;21

John Engel

I think that yeah, in the set up I said that the comparison in capacity with PV is something like 113 gigawatts to two. So there was a clear split when both of these technologies were coming on the scene. What happened here in the U.S. and why have there been some struggles?

00;09;54;21 - 00;10;13;15

Craig Wood

Yeah, I mean the U.S. is a market that's not dissimilar to a bunch of other markets around the world, and it's really to do with the cost of the technology. So, now if you go back 30, 40 years, PV wasn't even a thing. So, some of the early solar technology was actually concentrating solar, and some of those plants are actually built and still operating in the U.S. today.

00;10;13;15 - 00;10;35;17

Craig Wood

If you go back, maybe 15 years, PV by then was a thing and there was a pretty robust debate as to whether CSP or PV was going to be the technology that was the bulk solar technology. If you go back ten years, maybe even as recently as seven years, that's when it became very clear to observers that PV was going to rise.

00;10;35;17 - 00;11;02;29

Craig Wood

And the simple reason for that is that it's really cheap. There was an investment made initially by the Germans, the Americans, and then in due course, the Chinese of you know call it $75 billion into the supply chain. And that means that we're now able to purchase incredibly cheap, PV panels that are made in factories. They're installed by relatively unskilled labor in large deployments, and it's able to be done on rooftops as well.

00;11;02;29 - 00;11;23;21

Craig Wood

Industrial as well as households. So there's a whole series of reasons why at the manufacturing level as well as the installation level PV is cheap. So that's the reason, John. It's simply one the price. The interesting thing and the reason why I'm sitting here and others like me who’ve continue to see the value in CSP, kicking in a bit every day is that we have this thing in the world called night time.

00;11;23;21 - 00;11;43;25

Craig Wood

And you know, PV is great for the daytime. If you've got some batteries nearby, that's excellent for one to two to four hours when it's coupled with those batteries. But night time lasts for half the year and it's important that there be dispatchable renewable technologies that can be turned on and off to complement the intermittent technologies like PV and wind.

00;11;43;25 - 00;11;51;18

Craig Wood

But we need that long-duration storage element so that we can actually create reliable power grids that have got very high levels of decarbonization.

00;11;51;18 - 00;12;09;24

John Engel

And when it comes to the economics of operation, is the benefit more weighted to the long-duration storage and industrial heat applications versus electricity generation, which you said was less efficient? Is that typically what we see most of the projects that are in operation, at least today?

00;12;09;24 - 00;12;31;06

Craig Wood

Dedicated to? Yes and no. John, so let me maybe just back up a second. So, once I've got the heat in the tank, it's actually very, very efficient for me to use that heat in the form of heat. So it's like 95% plus efficient to take that heat and use it in some form of industrial process. By contrast, if I want to create electricity, I have to take that heat, use it to create steam, which is pretty efficient.

00;12;31;17 - 00;12;54;19

Craig Wood

But then I have to spin a turbine and standard Rankine cycle turbines are only about 45% efficient. So in choosing to make electricity, I throw half of my hard won energy away. If you think about electricity generation, it's really only utility scale plants where CSP makes sense, and that's because you've got a big turbine, big salt tanks, you know, a big workforce to operate the turbine.

00;12;55;13 - 00;13;18;29

Craig Wood

And it really does push you towards significant scale applications. So, what we have seen in the history of the industry is that people have gravitated towards utility scale electricity because it's able to be project financed. People are willing to make commitments for thirty years to buy that energy. CSP has been used historically in process heat as well, but it tends to be at a smaller level of applicability.

00;13;18;29 - 00;13;43;06

Craig Wood

So, most industrial process heat operations don't need massive amounts of heat because they're able to historically burn gas to provide that heat. And so you've seen some limited applications. Typically it's been, you know, people either exploring decarbonization or it's been situations where the gas that they would otherwise be burning has been really expensive. And so it's made sense to put some solar stuff in there.

00;13;43;22 - 00;13;59;09

Craig Wood

But historically, because those process heat processes tend to be brownfield, they tend to be smaller, you tend to be competing against gas, which is pretty cheap because it's pretty good at doing the job of providing heat. Those projects have not been as economic as the utility scale electricity stuff.

00;13;59;09 - 00;14;16;14

John Engel

So what does next-gen mean to Vast? What are you doing differently and what do you see in the U.S. market specifically? I mentioned you're in the process of listing on the New York Stock Exchange. That would value the company somewhere shy of $600 million, about half a billion dollars. Why here?

00;14;16;16 - 00;14;37;29

Craig Wood

John, let me just talk a little bit about our technology for a moment and maybe how it's different, because ultimately it's the economics of our technology that we think about the U.S. market. Look, what we've done with our technology is taken a step back and said the parabolic trough systems, they're modular, which is critical, they're repeatable because they're modular they are controllable.

00;14;38;08 - 00;15;02;07

Craig Wood

But they have this problem with the thermal oil creating that limitation around efficiency. So, we like that modularity concept, but we've got to move on to something else that allows us to do that at hotter temperatures. So how do you do that? Well, if you go and look at generation two, the central towers, that tower concept is important because it allows you to get all the energy to one place and the move to salt as a fluid is important because it allows you to push to the higher temperatures.

00;15;02;12 - 00;15;23;02

Craig Wood

So, what we did about a touch over ten years ago was actually go back to the textbooks and say, right, if we wanted to create a mixture of those two systems, a modular system that used the tower morphology, how would we do something different that allowed us to link those towers up with a fluid that wasn't salt? And the reason you can't use salt for that job is the salt is an excellent insulator.

00;15;23;10 - 00;15;48;11

Craig Wood

So, if you if you have salt that you're pushing out through a distributed system and you have a problem, the best way to cover that. We were joking inside our business, but the best way to recover from a molten salt freeze is to cut the pipe out and weld in a new section. That's probably slight hyperbole, but you get the picture. When you go and look at the history of fluids and what people use for thermal conduction in industry.

00;15;48;11 - 00;16;10;05

Craig Wood

There's a standout candidate which is liquid sodium metal. Sodium has been used in the nuclear game for seven decades as a coolant for nuclear reactors. So there's extensive literature on how to do this. Obviously, in an industry that's got far higher intrinsic risk than what we do. So what we've essentially done is borrowed a bunch of that knowledge from the nuclear industry and applied that specifically in concentrating solar.

00;16;10;05 - 00;16;32;19

Craig Wood

So, and that's the big difference. Our system uses liquid sodium metal instead of thermal oil that allows us to move to a modular tower system. And then we take that energy from the sodium that we've gathered by passing it through those towers. We put that into salt in the same way that others have done. And then what we need to we take the heat out of the salt, create steam and spin a turbine, or we use it to create process heat.

00;16;32;19 - 00;16;35;29

Craig Wood

So, we've got the best of both worlds. That's the guts of what our system does.

00;16;36;03 - 00;16;48;12

John Engel

So, you said you've been working on it for for something like ten years. So does it work? Have you deployed the technology and what have you seen from the results of whatever testing and demonstrating that you've done?

00;16;48;14 - 00;17;07;29

Craig Wood

Yes. So, look, Vast has been in business for about 13 years. The first five years we spent working on components of the technology. The next five years, we spent developing what we call a demonstration plant, which was a 1.1 megawatt grid connected facility that's located about 5 hours west of Sydney. So to your question, yes, have we built it and operate it?

00;17;07;29 - 00;17;49;14

Craig Wood

Absolutely, we have. That plant connected to the grid in its final form in January of 2018, and we ran that plant for 32 months through until its scheduled commissioning in October of 2020. You know, I can't overestimate the importance of having done that to our business and to the technology. It's only by actually building stuff, running it, breaking it, fixing it, improving it that you actually get to the point where you've got confidence both in the technology, but also in the ability to operate the technology that was, you know, particularly an area of concern around the sodium because, you know, it's for your listeners who remember their year nine chemistry class, if you

00;17;49;14 - 00;18;10;17

Craig Wood

put sodium in water, you can get some exciting reactions courtesy of the hydrogen that's generated going pop. So, it's you know, it's important that you actually demonstrate to everyone, to the investors, to financiers, to the authorities that you can operate the system safely and effectively. And that's what we did. So are we confident that the technology works? Yes, we are.

00;18;10;19 - 00;18;29;21

Craig Wood

You know, really the challenge for us as a business is to build the first utility scale demonstration of that technology, which were which we're doing in Port Augusta here in Australia. And then after that, the nice thing about a modular system is that it's actually very easy to scale. It's just doing more of the same and in our case, linking that together with slightly larger sodium piping.

00;18;29;21 - 00;18;33;07

Craig Wood

So that's why we've got confidence that that the business is ready to scale.

00;18;33;07 - 00;18;39;13

John Engel

So, what’s the status of that utility scale project? When do you start construction? When does that come online? What's kind of the timeline?

00;18;39;15 - 00;18;53;01

Craig Wood

Yeah, so the timeline is that we're looking to reach a final investment decision at the end of this calendar year. Importantly, if you look at the ingredients you need to build one of these big utility scale projects. The most important one is money.

00;18;53;01 - 00;18;53;22

John Engel

You don't say.

00;18;55;01 - 00;19;14;04

Craig Wood

We've made some good progress on that in recent months. The Australian Government, through ARENA, which is the Australian Renewable Energy Agency, has confirmed that they'll provide up to $65 million of grant funding for that project, and that funding sits alongside up to $110 million of concessional financing that was announced by the Australian Government in April of last year.

00;19;14;04 - 00;19;32;08

Craig Wood

So, of the total, we've got roughly 80% of the money already lined up courtesy of that partnership with the Australian Government. The equity that we need to put into that project is one of the main uses of proceeds of the of the process that we're running through that you've talked about a couple of times in terms of us listing on the New York Stock Exchange.

00;19;32;08 - 00;19;55;18

John Engel

You know, I'm really glad that you have the demonstration project because, you know, I was joking with your PR team that typically when I hear about a new technology or someone who is going to reinvigorate this technology that either, you know, hasn't succeeded for a number of different reasons, the press release is always the first thing, and it's accompanied by some MOUs, memorandums of understanding, nothing contractual.

00;19;55;23 - 00;20;14;01

John Engel

And it's just this idea, here's what we're going to do. It's going to solve the energy transition. We are going to address long-duration storage, clean electricity, all of these different things. And there's nothing really of substance or reality to cling to. And that's what I really like about what you guys have done, is that it's the opposite.

00;20;14;01 - 00;20;45;15

John Engel

I mean, you were working for years and years to solidify the technology, to get the process right, to prove that it works in the field and then go to investors and say, we're ready to hit the public market, we're ready to scale, we're ready to enter new markets. How were you able to do that? Because this is one of those hard tech conversations where it's expensive to learn how to do new things and it's expensive to scale anything that deals with like significant amounts of equipment and research and development.

00;20;45;15 - 00;20;47;07

John Engel

How could you do it?

00;20;47;07 - 00;21;26;25

Craig Wood

So, look John, we had extremely good fortune in the form of really two core backers that have allowed us to do what we've done for the provision of capital. So the earliest of those, which is an Australian high net worth investor by the name of Johnny Kahlbetzer, who basically was friends with the founder of the business, he has been a significant source of funds for us and a very loyal investor for the first 13 years of our that journey. About ten years ago, we also started engaging seriously with the Australian Renewable Energy Agency, and ARENA has been the other mainstay of the funding that we've received to allow us to progressively demonstrate and prove elements of

00;21;26;25 - 00;21;52;19

Craig Wood

the technology. And then obviously the demonstration plant the 1.1 megawatt plant that I mentioned earlier. So it's that capital that's allowed us to do what we're doing. I guess the other part of it is this is hard, right. CSP there's a graveyard of companies that have that have tried to do this stuff. And to your point, they've oftentimes gone out too early or gone out when the technology wasn't quite ready.

00;21;52;19 - 00;22;15;12

Craig Wood

And, you know, ultimately, because this is really challenging to execute if you go too early and you're not, you haven't got it all right, then you end up in trouble. So we've had the I guess you'd call it the discipline as well as the funding to be able to sit quietly in our sheet paddock down here in Australia to perfect the technology before we before we appear and take on the world.

00;22;15;13 - 00;22;46;02

John Engel

Well, when I was reading more about you, you know, getting ready for this podcast. I was thinking a lot about the next-generation geothermal push that's happening in the U.S. too. We interviewed the CEO and founder of Fervo Energy on our sister podcast, the Texas Power Podcast, about how challenging it is, even when we know that these assets have great attributes that we need on the grid to support this transition to intermittent renewables. The fundraising aspect of it and the policy structure that supports it is really, really tough to get through.

00;22;46;09 - 00;23;01;11

John Engel

And if you're not well capitalized and not well organized from within, you just you won't survive. So let's get to that next stage then. You're working on the utility scale project in Australia. When is it your hope that you are entering the U.S. market with some tangible projects?

00;23;01;14 - 00;23;24;10

Craig Wood

There's a couple of things that happen when you're building utility scale power station technology. The most important rate limiting factor is that if someone's going to buy a power station from you, they need to be able to visit a working power station. So, the practical reality is we're not going to be starting construction until our Port Augusta project is operational. So the timing on that looks like if by the end of this calendar year, 2023, and then really it's a two year build.

00;23;24;10 - 00;23;48;00

Craig Wood

So, best case we're looking at first energy end of 2025. So, you know, the hard answer to your question is that sort of timeframe is when we'd be expecting to be putting up fences and swinging shovels in the U.S., at the earliest. However, the other thing to bear in mind is that developing projects of this sort, depending on which jurisdiction you're in, can take anywhere between 2 to 4 plus years.

00;23;48;00 - 00;24;01;18

Craig Wood

And so it's important that we get started, in terms of U.S. project development activities, pretty much straight away. So, I need to be careful what I say here, given that we’re about to become listed on the New York Stock Exchange. But...

00;24;01;19 - 00;24;03;17

John Engel

We’ve had a lot of public companies on this podcast.

00;24;04;06 - 00;24;37;18

Craig Wood

Watch this space for system announcements around how we're going to enter the U.S. market. But it's clearly, you know, of all of the opportunities around the world, the US, because of the combination of sunshine, because of the combination of penetration that's already happened, particularly of PV in those sunny markets in the Southwest. And obviously because of the Inflation Reduction Act, you know, those three things coupled with the deep expertise and experience that a whole bunch of your professionals in the States already have with CSP makes it a really logical next market for us to enter.

00;24;37;20 - 00;25;03;17

John Engel

Yeah, maybe this is a good recruitment tool for you. So, you can make your pitch at the end to come work for Vast. Just a thought before we get to the policy structure, because that's an important part of this conversation. It just popped in my mind that this seems these kinds of high CapEx innovative projects are the perfect fit for like the loan programs office at DOE that is writing these billion dollar debt checks to help get off the ground, you know, long-duration battery storage and green hydrogen.

00;25;03;17 - 00;25;08;01

John Engel

Is there a fit there? Maybe, in the future? Is that something you've thought about as well?

00;25;08;07 - 00;25;28;10

Craig Wood

Yeah, totally. And if you go back and look at some of the big CSP projects that were built in the U.S. maybe a decade ago. Similar arrangements were important in getting those projects going as well. So yeah, absolutely. The U.S. has got a particular way of funding these sorts of technologies. Australia's got a different flavor of doing the same thing and other markets do it different ways as well.

00;25;28;25 - 00;25;41;28

Craig Wood

But, as you say, for projects of this sort, high capital intensity, those sorts of loan schemes are important, particularly for the early projects. And obviously once they become commercial, then all the banks pile in and it becomes much easier.

00;25;41;29 - 00;26;04;20

John Engel

So, this move was obviously in motion for you before the Inflation Reduction Act came on the scene last year and really changed this industry for the better overnight. But what does that mean for your entrance into the U.S. and what are some additional policy structures that we still need to get to make sure that CSP is something that works in our system and is rewarded properly?

00;26;04;29 - 00;26;08;16

John Engel

You know, how does that all need to come together? Because it is a major component.

00;26;08;26 - 00;26;30;22

Craig Wood

Yeah, so you're right. We were already moving towards the U.S., moving towards a listing in New York before the Inflation Reduction Act. And certainly we've been eyeing the U.S. as a as a potential market for many years. If you look at the economics of our technology, we expected it to be competitive basically to clear the minimum price without the impact of the Inflation Reduction Act.

00;26;30;22 - 00;27;00;11

Craig Wood

What the IRA does is it actually it just step changes down our economics by in the order of 25% of LCLE. So, what that means is if we were clearing previously what we were required to do in order to get a project done, then the economics become that much more compelling. And that just means we can either build more of them or we can do it faster, or both, because there's just so much more, so much more demand for the product because the economics make that much more sense. In terms of the, you know, the policy settings.

00;27;00;11 - 00;27;19;23

Craig Wood

You know, the IRA is massive. The federal department loan schemes are important. And frankly, I think those two are probably the main ingredients that are needed for there to be widespread deployment in the U.S. of CSP. The other challenges is a physical one, right? It just takes a long time to build these plants. It takes a long time to do the permitting.

00;27;20;11 - 00;27;55;13

Craig Wood

So, I think you will see on the back of those two initiatives, all of those projects start to fill up in the pipeline really quite quickly. There are certain other mechanisms that can be useful depending on particular circumstances and the one that's in my mind is things like capacity payments. So, if you're in an energy only market and I'll talk maybe in the Australian context, which is I guess kind of most similar to ERCOT, which I think is energy only and some of the other regions are a bit more nuanced, but if you're in an energy only market, what you tend to find is if you wait for

00;27;55;13 - 00;28;13;02

Craig Wood

there to be a need identified by an energy only market, so long-duration storage, what that means is you're going to have somewhere between five and ten years of really high nighttime prices because, you know, for example, the coals turned off and the gas is 15, but you want something renewable. That stuff takes a long time to build.

00;28;13;08 - 00;28;42;10

Craig Wood

And so energy only markets, in our view, are limited in terms of the ability to drive more capacity into the market without the addition of some other signal. So, in the context of the Aussie market, you've seen discussion for some time under both types of government that we've had Labour and Liberal, sorry I should say Labour and Coalition, you're seeing moves towards the introduction of capacity mechanisms of some sort to try and actually pull forward the introduction of that long-duration storage.

00;28;42;10 - 00;28;49;15

Craig Wood

So, that's probably the only one. If I was sitting in a in a room full of people from Washington that I'd be thinking about.

00;28;49;15 - 00;29;13;17

John Engel

Well it’s actually similar to the transition that ERCOT is going through in the wake of winter storm Uri back in in February 2021. They are going into a mix kind of market that does reward some capacity in a way. One of our bloggers, Doug Lewin, at Renewable Energy World, qualifies it as, you know, the California capacity market by a different name, which is something that's a point of contention in Texas, and we don't need to litigate that here.

00;29;13;17 - 00;29;34;11

John Engel

But we are seeing that kind of change happening. And it's funny that you pick ERCOT is, you know, maybe the energy only market wouldn't work for CSP or not be as favorable. The ERCOT market is probably the place that is best to build, though, also, right. Because of the space with land in the sun penetration and all those different things, I would assume.

00;29;34;15 - 00;29;51;18

Craig Wood

Yes, certainly in West Texas and that part up in the North West are both very favorable as part of the work that NABORS, our partner on the de-SPAC, did with our state. We spent a lot of time looking at that particular area and trying to figure out where we put plants, what the impact of the IRA would be.

00;29;51;18 - 00;30;13;09

Craig Wood

And it's attractive. I mentioned a moment ago, you know, our view was always that technology needed to be below the clearing price if we were to get built. And, you know, one of the one of those key due diligence activities that that that we did with the NABORS guys was to demonstrate that in Texas, even in the absence of any sort of capacity payments. Yup, we agree. Texas, New Mexico, Arizona, Nevada, California, they're all wide open

00;30;13;09 - 00;30;14;13

Craig Wood

for CSP.

00;30;14;13 - 00;30;34;06

John Engel

Kind of alluded to it with the partner on the SPAC deal, but what's been the reception from maybe even some adjacent industries, oil and gas? How do they feel about what you're doing on the CSP side? Because we've seen a lot of, you know, kind of strange bedfellows, so to speak, with geothermal as well. Like I alluded to them seeing, you know, we have similar expertise, albeit applied differently.

00;30;34;14 - 00;30;36;24

John Engel

Have you gotten any support from those industries?

00;30;36;24 - 00;30;40;12

Craig Wood

Yes. So, John, maybe let me take your question in a slightly different direction.

00;30;40;12 - 00;30;41;00

John Engel

Take it wherever you want.

00;30;41;00 - 00;31;00;03

Craig Wood

Let me just talk about methanol for a moment. Because if I talk about methanol, my comments that the support from industry will make more sense. One of the other projects that we're doing, so we’ve been doing three projects in Port Augusta. So the first one we've already spoken about, which is we call it Vast solar one, which is a 30 megawatt CSP plant, with 8 hours of thermal storage.

00;31;00;03 - 00;31;34;18

Craig Wood

So that's how that's our utility scale reference plant. The second project we're doing is what we call solar methanol, one, which is a green methanol production facility where we take water and we electrolyzer in a standard PEM electrolyzer. We're partnered with a company that does a point source CO2, so they actually have an electric cal signing technology where they put in limestone, apply green electricity, they get lime at the bottom, which goes into cement manufacturing, and then we take the carbon dioxide and then we take the carbon dioxide plus the hydrogen that we've created merge that to create syn gas, then we create green methanol.

00;31;34;21 - 00;31;56;18

Craig Wood

And we ultimately are looking at using that as, you know, the offtake will most likely be into marine applications because a lot of the shipping industry is moving to a dual fuel situation where they can burn either diesel or methanol. The interesting part about that methanol project is that at its core it uses a couple of technologies that need a combination of both heat and electricity.

00;31;56;18 - 00;32;16;23

Craig Wood

If you think about at most chemical refineries, where in essence what you're doing is messing around with the bonds between atoms. Most refineries actually use a combination of heat and electricity. Heat because it's really effective. I mentioned previously, if you've got heat, you can use it and it can be like 95% effective in terms of breaking up those chemical bonds.

00;32;16;23 - 00;32;47;27

Craig Wood

So, what we're doing is using heat to do a bunch of the heavy lifting and then using less electricity to produce the green methanol. What that means is the green methanol we're producing is roughly 20 to 30% lower cost than if you were to try and do the same thing using electricity as the energy source alone. And that's pretty interesting because if you look at the price that you're able to generate the methanol for, once you're building it, once you’re generating it at scale, our numbers indicate that that price is there or thereabouts with the current black price methanol.

00;32;48;05 - 00;33;08;13

Craig Wood

And that's really the first hydrogen derivatives that we've ever looked at, where because of that combination of heat and electricity, we're able to produce a green product that's a similar price point to the black product. So that project is, as I've mentioned, it's the second project we're doing in Port Augusta. It's co-located with VS1 necessarily because it's hard to move heat.

00;33;08;14 - 00;33;25;19

Craig Wood

You need to connect the two plants with a pipe and that project is basically being developed about six months behind VS1 one. The third project, just for completeness, is a straight vanilla 140 megawatt lithium ion battery project that we're doing basically as a way to make some money. You know, compared to the other stuff we do, it's pretty boring because it's just batteries in it.

00;33;25;19 - 00;33;28;13

Craig Wood

But everyone seems to want that down here at the moment.

00;33;28;13 - 00;33;34;07

John Engel

Don't say that to the battery guys. So, we've had a few of them on this podcast and we don't want to disenfranchise them.

00;33;34;22 - 00;33;51;23

Craig Wood

No. And look, which we don't diss the battery guys or the wind guys or the PV guys, because the reality is all of the technologies are needed. They've all got their role to play. But that technology is mature, so it's relatively straightforward to develop a project that deploys that technology and to make some money doing so, at least in the Aussie market at the moment.

00;33;51;24 - 00;34;16;29

Craig Wood

Coming back to your question, the methanol thing is interesting, right? And what we're finding is the oil and gas people that play with molecules, they like the methanol piece because it involves molecules. You know, if you're just talking about nighttime electricity generation, then that gets you so far. And there's a bunch of companies that you know that either need electricity now or who are looking to further electrify their operations and the night time piece becomes more important over time.

00;34;17;00 - 00;34;37;03

Craig Wood

But, it's really quite a different conversation when you're able to deliver heat and electricity to a process that actually needs both of those ingredients in order for it to be economic. So, we've had some really significant interest that's complementary to the interest that we've had on the electricity side coming from here. Yeah, it's the oil and gas guys, as I’ve mentioned, but it's also the shipping companies.

00;34;37;03 - 00;34;52;23

Craig Wood

Yeah, that's emerging as one of the preferred pathways for the global shipping fleet. And then the other part that's interesting is that it's a pretty simple step to go from green methanol to SAF, it just uses technology that's been around for decades. So that's the other avenue that's emerging as interesting.

00;34;52;23 - 00;34;57;00

John Engel

Excuse my ignorance, but when we're talking about green methanol is that the same space as ammonia.

00;34;57;00 - 00;35;01;08

Craig Wood

Yes, it is. And you're right on the edge of my technical competence here, but.

00;35;01;12 - 00;35;06;11

John Engel

We're far past the edge of my technical competence. So, I'm just treading water out here.

00;35;06;11 - 00;35;31;11

Craig Wood

So, if you are a pure hydrogen nerd, you would think that ammonia has a whole bunch of advantages. That means that it should ultimately be the thing that powers the global shipping fleet. However, if you are a member, if you're the guy who's buying boats to the global shipping fleet, right at the moment, you're looking down the barrel of Descartes commitments in 2030 and 2050, that are going to be impacted by the asset that you're buying today that has a 25 to 35 year life.

00;35;31;11 - 00;35;54;22

Craig Wood

So, you need to make decisions today that allow you to run those new boats in a low carbon way. And the reality is methanol has some significant advantages at least given the way the technology is today. So, number one, there's engines that burn it. Number two, it's a liquid at room temperature. So it's able to be installed in sort of existing critical infrastructure inside ships, fuel tanks and things like that.

00;35;54;22 - 00;36;08;28

Craig Wood

And number three, the certification authorities appear to be more comfortable with methanol at this stage than they are with the mining. And so that that, as I understand it seems to be why people are buying dual fuel methanol boats, but they're not yet buying ammonia powered shoes.

00;36;08;28 - 00;36;31;21

John Engel

Let's round this out and get back to CSP and just put a bow on where you think this industry is heading, the trajectory given this past that we've been through. And we know there have been some missteps or some challenges in deployment in various markets, how do you feel, given that you are bringing a somewhat new technology to market and really trying to bring back this industry that has had its set of challenges?

00;36;31;21 - 00;36;33;22

John Engel

Are you optimistic about where it's all heading?

00;36;34;06 - 00;36;59;08

Craig Wood

Look John, I am. If you take a step back, we're starting to see significant decarbonization in the electricity grid driven by the switch from coal to gas. Initially, but then also the increasing penetration of PV, wind and some batteries that runs into a wall at somewhere between 20 and 40% to go. And you need different technologies, you need dispatchable long-duration renewable technologies.

00;36;59;22 - 00;37;22;29

Craig Wood

And really you've got two choices. You've got either CSP if you're in the desert or you've got pumped hydro if you're in Norway. So that's, you know, there's a fundamental need and we don't see other technologies that are emerging that can hit the price point that we can in deserts. And so we're excited by that market opportunity. The other part of it is this emerging green fuels opportunity, which is just massive.

00;37;23;02 - 00;37;44;05

Craig Wood

You know, if you go and look at any integrated refining around the world, they use a combination of heat and electricity to generate really low cost products. And that's what ultimately we think is going to be what transpires. And again, if you look at the fundamentals of the technology, our ability to generate very low cost heat at 550 Celsius that's dispatchable lays us pretty well positioned.

00;37;44;05 - 00;38;16;15

Craig Wood

So am I excited? Yes, I am, because there's a massive need for what we do. I don't see other technologies that are able to do it at the price point and that's exciting. Is it going to be hard? Absolutely. It's been ridiculously hard so far, and we don't expect it to be easy because delivering novel things hardware is hard in a way that it's the price point, it's the performance, it's it takes precision, it takes great people and it takes willpower, willingness and cooperation from partners, from financiers, from a whole ecosystem of people.

00;38;16;15 - 00;38;21;29

Craig Wood

So it's definitely challenging, but we've got to get on with it easily and to actually decarbonize these hard-to-abate sectors.

00;38;22;10 - 00;38;25;15

John Engel

Craig Wood, thanks for joining the Factor This! podcast. Great to see you.

00;38;25;22 - 00;38;37;26

Craig Wood

Thanks so much, John.

00;38;37;26 - 00;38;57;23

John Engel

Thanks again to Craig Wood for joining the podcast. Factor This! is a production of Renewable Energy World and Clarion Energy. Join us every Monday as we break down solar's most important topics with industry leaders who actually move the needle. And please leave us a rating and review wherever you get your podcasts. Thanks for listening and we'll see you next time on Factor This!

00;38;57;23 - 00;39;19;20

John Engel

from Renewable Energy World.

Set forth below is an article regarding a podcast interview with Craig Wood, Chief Executive Officer of Vast Solar Pty Ltd (“Vast Solar”) on or around March 20, 2023 regarding Vast Solar’s proposed business combination with Nabors Energy Transition Corp.

Episode 40 of the Factor This! podcast features Craig Wood, CEO of the Australian next-gen concentrated solar power company Vast, which thinks it can change CSP's fortunes in the US. Subscribe wherever you get your podcasts.

The story behind concentrated solar power is complicated. But that's not because it's a poor resource.

Using mirrors and towers, CSP can cleanly generate electricity, provide long-duration thermal energy storage, and decarbonize heavy industry by producing heat. Its attributes only increase in value with higher penetrations of intermittent renewables, like solar photovoltaics and wind.

CSP has a less-than-sunny history in the U.S, though. Installed solar PV capacity dwarfs that of CSP 113 GW to 2 GW. High costs associated with construction have led to bankruptcies and shuttered projects. The story isn't much rosier for international markets either.

So why, then, is the Department of Energy investing millions in CSP research, as international players circle the U.S. as an untapped opportunity?

Vast, an Australian CSP company, is preparing to list on the New York Stock Exchange at a value of up to $586 million. The company's next-gen technology aims to overcome CSP's limitations by combining modularity with a novel approach to thermal energy storage.

Vast CEO Craig Wood joined the Factor This! podcast from Renewable Energy World to break down CSP's partly cloudy past and why it may be poised for a resurgence.

Two generations

Concentrated solar power plants have been deployed for more than 40 years, with some of those pioneering projects still in operation today.

At its core, CSP uses mirrors to concentrate and capture the sun's energy in the form of heat. In most systems, that heat is stored through a medium, typically molten salt, to become a large thermal battery. The energy can be dispatched in the form of process heat or electricity when needed.

The evolution of CSP technology can be grouped into two generations.

Generation 1

Parabolic trough collectors from a concentrated solar project (Courtesy: Abengoa)

The most widely deployed CSP technology uses a series of linear collectors called parabolic troughs. These focus the sun's energy on a pipe filled with thermal oil. As of 2020, parabolic trough systems represented 4,000 MW of the 6,128 MW of total installed CSP capacity.

The thermal oil does have limitations, though, as it can only heat up to 400 degrees Celsius. By the time that heat passes through a storage medium and is ultimately used to create steam and spin an electric turbine, the power cycle operates between 330-350 degrees Celsius, which is relatively inefficient.

The power cycle limitation raises the cost of the energy, though the systems are still widely deployed. A significant portion of Spain's overnight energy comes from parabolic trough systems.

Generation 2

SolarReserves Crescent Dunes central tower CSP Project, near Tonopah, Nevada, has an electricity generating capacity of 110 MW. Photo from SolarReserve.

Central tower CSP systems feature a tall, central tower, typically around 750 feet in height. Positioned around that tower are a field of curved mirrors, called heliostats, that bidirectionally track the sun and focus the light toward the central tower. These systems have been deployed in the U.S., Morocco, Dubai, Chile, and China.

The advantage of the central tower system is that it uses molten salt both as the storage medium and as the medium that collects the heat. Salt is pumped up the tower and heated by the concentrated sunlight.

Central tower systems support higher temperatures because molten salt can operate up to 600 degrees Celsius. That allows a steam turbine to run at 538 degrees Celsius, which is the typical steam turbine operating temperature, improving the power cycle and economics over parabolic trough systems.

Central tower systems face their own sets of challenges, though, both due to technical and scale limitations.

As for the technical limitation, the systems don't adequately absorb changes in solar penetration due to clouds. Fluctuations in the salt temperature that is heating downstream equipment can cause failures.

Then there's a fundamental scale limitation. The heliostats positioned around the central tower can extend to a mile away. Adding mirrors to such a wide-flung array becomes uneconomical beyond a certain point.

Next-gen tech

Vast’s 1.1 MW CSP Demonstration Plant in Forbes, Australia was in operation for a 32-month period (Courtesy: Vast).

Vast aims to combine the best attributes of both the parabolic trough and central tower systems in its next-gen concentrated solar power technology.

The company's system combines the modularity of parabolic trough plants with the heat attributes of central tower systems. The modular systems can then be linked together to overcome scale limitations.

Vast's advantage may be its use of liquid sodium metal instead of oil or molten salt as its distribution conduit, borrowing technical expertise from the nuclear industry, which uses it as a coolant in reactors. The sodium passes through modular towers, transferring the heat to molten salt for storage. The heat from that molten salt can then be used to create steam and spin a turbine or to create process heat.

"We've got the best of both worlds," Wood said.

Capital from a wealthy investor in Australia allowed Vast to perfect the technology over the past decade.

In 2018, a 1.1 MW demonstration plant was connected to the grid near Sydney and operated for 32 months. Now, the company is setting its focus on a 30 MW/288 MWh utility-scale reference plant project in Port Augusta, Australia. The facility is expected to reach a final investment decision by the end of 2023.

The Australian Renewable Energy Agency has committed to providing up to AUD$65 million ($43.19 million) of grant funding for the project alongside concessional financing of up to AUD$110 million ($73.1 million) from the Australian government. Taken together, Vast said it has secured 80% of financing for the project, with the remainder of the funds likely coming from the company's NYSE listing.

Wood said construction of subsequent Vast next-gen CSP projects is unlikely to begin until 2025, once the Port Augusta plant is operational.

"There's a couple of things that happen when you're building a utility-scale power station," Wood said. "The most important limiting factor is that if someone is going to buy power from you, then they want to visit a working power station."

Vast also sees an opportunity in using the technology to produce e-fuels, like green methanol.

The Port Augusta CSP plant will be co-located with a solar methanol demonstration plant, which will be used to produce green methanol to help decarbonize hard-to-abate industries, like aviation and shipping. The plant will feature a 10 MW electrolyzer and a methanol process partly-powered by the neighboring CSP plant.

The project will receive funding from the German-Australian Hydrogen Innovation and Technology Incubator (known as HyGATE) of up to AUD$19.4 million (US$13.1 million) and EUR13.2 million (US$14.15 million).

Concentrated solar power's moment?

Vast's plans to enter the U.S. market were in motion long before passage of the Inflation Reduction Act, which provides millions of dollars for clean energy deployment.

The legislation may, however, help Vast build large, or more, projects. The sunny attributes of Texas, New Mexico, Nevada, Arizona, and California all present opportunities for CSP development, Wood said.

But maybe the biggest factor in selecting the U.S. is the success of solar PV and wind. While markets don't yet adequately reward long-duration energy storage, resources that can dispatch clean energy when the sun isn't shining or the wind isn't blowing will only become more critical with further penetration of intermittent renewables.

"PV, wind, and some batteries run into a wall at somewhere between 20% and 40% to go" in decarbonizing the grid, Wood said. "You need different technologies. You need dispatchable long-duration renewable technologies."

Wood is excited about the future despite CSP's troubled past.

While the application of CSP may not have been well-timed 10, 20, or 30 years ago, the energy transition requires a backstop resource that can support the retirement of fossil fuel-powered assets.

"There's a massive need for what we do," Wood said. "Is it going to be hard? Absolutely. It's been ridiculously hard so far. But we've got to get on with it to actually decarbonize these hard-to-abate sectors."

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.